UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

AMERICA’S DRIVING RANGES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

0 3062L 10 2

(CUSIP Number)

Paul Hait

156 NW Phil’s Loop, Bend OR 97701

(541) 318-6361

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2009

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 0 3062L 10 2	13D

1.	NAMES OF REPORTING PERSONS Paul Hait
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,990,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,990,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,990,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.75%
14.	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

On April 13, 2009, Paul Hait (“Hait”) and Dennis Cullison (“Cullison”) (Hait and Cullison are hereinafter referred to collectively as the “Acquirors”) each acquired 9,990,000 shares of the Company’s common stock (aggregating 19,980,000 shares and hereinafter referred to as the “Shares”) in a private transaction from Chris Bellile (“Bellile”).  The Acquirors acquired the Shares in consideration of the Company’s release of Bellile for all actions in her capacity as an officer and director of the Company.

This Schedule 13D is being filed by Hait to disclose its ownership of 24.75% of the Company’s outstanding Common Stock.

Item 1. Security and Issuer.

The name of the issuer is America’s Driving Ranges, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 78365 Highway 111, #287, La Quinta, CA 92253. This statement relates to the Company’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Paul Hait, who resides at 156 NW Phil’s Loop, Bend OR 97701 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No funds were used to acquire the shares from Chris Bellile. The Acquirors acquired the shares in consideration of the Company’s release of Bellile for all actions in her capacity as an officer and director of the Company.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Company’s shares from the Seller in order to control the Company. In connection with such acquisition and the acquisition of a like number of shares by Dennis Cullison, there were changes to Company’s board of directors which were more fully described in the Current Report on Form 8-K referenced above.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of 9,990,000 shares of the Company’s common stock, representing 24.75% of the outstanding shares of the Company’s common stock. The Reporting Person does not own any other securities of the Company. The number of shares of the Company’s outstanding common stock was reported to be 40,000,000 in the Company’s last report as filed with the Commission.

(b)	The Reporting Person has the sole power to vote and dispose of the 9,990,000 shares.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2009

	By:	/s/ Paul Hait
Name: Paul Hait